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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

Michigan Community Bancorp Limited
(Name of Issuer)

Common Stock
(Title of Class of Securities)

594448 10 2
(CUSIP Number)

John Wilson Spence III
Financial Junk, LLC
General Partner
Spence Limited, L.P.
P.O. Box 505
Blakely, Georgia 39823
615-383-2654
(Name and Address of Person Authorized to Receive Notices and Communications)

Copy to:
David J. Hansen, Esq.
240 Park Creek Drive
Alpharetta, Georgia 30005

November 17, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ßß240.13d-1(e), 240.13d-1(f) or240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ß240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person ís initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  594448 10 2

1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Spence Limited, L.P.

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......N/A

(b) ......N/A

3.         SEC Use Only  ___________________________________________________________

4.         Source of Funds (See Instructions):                 WC

5.        Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ________.
            N/A

Citizenship or Place of Organization:          Georgia

Number of                              7.            Sole Voting Power:                             0
Shares Beneficially by              8.            Shared Voting Power               110,290
Owned by Each Reporting       9.            Sole Dispositive Power                       0
Person With                          10.            Shared Dispositive Power         110,290

11.            Aggregate Amount Beneficially Owned by Each Reporting Person:             110,290

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            N/A

13.       Percent of Class Represented by Amount in Row (11):     9.0%

14.       Type of Reporting Person (See Instructions)                              PN

CUSIP No.            594448 10 2

1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Financial Junk, LLC

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......N/A

(b) ......N/A

3.         SEC Use Only____________________________________________________________

4.         Source of Funds (See Instructions):                 N/A

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________.                 N/A

Citizenship or Place of Organization:                            Georgia

Number of                              7.            Sole Voting Power:                             0
Shares Beneficially by              8.            Shared Voting Power               110,290
Owned by Each Reporting      9.            Sole Dispositive Power                        0
Person With                          10.            Shared Dispositive Power         110,290

11.        Aggregate Amount Beneficially Owned by Each Reporting Person:             110,290

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
            N/A

13.       Percent of Class Represented by Amount in Row (11):     9.0%

14.       Type of Reporting Person (See Instructions)                  OO

CUSIP No.            594448 10 2

1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

John W. Spence III

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......N/A

(b) ......N/A

3.         SEC Use Only  ___________________________________________________________

4.         Source of Funds (See Instructions):                 N/A

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________.
            N/A

Citizenship or Place of Organization:                United States

Number of                              7.            Sole Voting Power:                             0
Shares Beneficially by              8.            Shared Voting Power               110,290
Owned by Each Reporting       9.            Sole Dispositive Power                       0
Person With                           10.            Shared Dispositive Power        110,290

11.            Aggregate Amount Beneficially Owned by Each Reporting Person:             110,290

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             N/A

13.       Percent of Class Represented by Amount in Row (11):     9.0%

14.       Type of Reporting Person (See Instructions)                  IN

CUSIP No.            594448 10 2

1.         Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Gerald J. Bruner

2.         Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ......N/A

(b) ......N/A

4.         Source of Funds (See Instructions):                 N/A

5.         Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) _________.   N/A

Citizenship or Place of Organization:                United States

Number of                              7.            Sole Voting Power:                              0
Shares Beneficially by              8.            Shared Voting Power               110,290
Owned by Each Reporting       9.            Sole Dispositive Power                       0
Person With                          10.            Shared Dispositive Power        110,290

11.            Aggregate Amount Beneficially Owned by Each Reporting Person:             110,290

12.       Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
             N/A

13.       Percent of Class Represented by Amount in Row (11):     9.0%

14.       Type of Reporting Person (See Instructions)                  IN

Item 1.            Security and Issuer.

            This Schedule 13D relates to the common stock of Michigan Community Bancorp Limited.  The address of the principal executive offices of Michigan Community Bancorp Limited is 43850 Schoenherr Road, Sterling Heights, Michigan 48313

Item 2.            Identity and Background.

(a)                    Name of Person Filing:

            This Schedule 13D is being jointly filed by each of the following persons pursuant to Rule 13d-1(k)(1) promulgated by the Securities and Exchange Commission pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Act”): Spence Limited, L.P. Financial Junk, LLC, John Wilson Spence III, and Gerald J. Bruner (who are collectively referred to herein as the “Filing Persons”)

(b)                    Residence or Business Address

            With the exception of John Wilson Spence III, the Filing Persons all maintain the same principal business office at 115 West Liberty Street, Blakely, Georgia 39823.  The principal office of Mr. Spence is 4712 Clendenin Road, Nashville, Tennessee 37220.

(c)                    Present Principal Occupation:

            Spence Limited, L.P. is a Georgia limited partnership formed for the purpose of investing in, among other things, the equity securities of various financial services providers.  Spence Limited, L.P. is a Georgia limited partnership.  Financial Junk, LLC is Spence Limited, L.P.’s sole general partner.  Finanical Junk, LLC, is a Georgia limited liability company which is owned by Mr. Spence.  Mr. Gerald J. Bruner is the manager of Financial Junk, LLC, and Mr. Spence is the investment manager for Spence Limited, L.P.  The Filing Persons have entered into a Joint Filing Agreement, dated as of November 20, 2003 a copy of which is filed with this Schedule 13D as Exhibit A, pursuant to which the Filing Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.  The Filing Persons expressly disclaim that they have agreed to act as a group.

(d)                    Criminal Proceedings

During the past five years, no Filing Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)                    Judgments and Final Orders:

During the past five years, no Filing Person has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result, of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)                     Citizenship

            John Wilson Spence III and Gerald J. Bruner are citizens of the United States of America.

Item 3 .            Source and Amount of Funds or Other Consideration.

            The amount of funds expended to date by Spence Limited, L.P. to acquire the 110,290 shares of Michigan Community Bancorp Limited common stock it holds in its name was $510,533.05.  The funds were provided by Spence Limited, L.P.’s working capital.

Item 4.            Purpose of Transaction.

            Spence Limited, L.P. by its general partner has acquired such securities in the ordinary course of its business and not with the purpose nor with the effect of changing or influencing the control of the issuer, nor in connection with or as a participant in any transaction having such purpose or effect.

            Spence Limited , L.P. may make additional purchases of Michigan Community Bancorp Limited’s common stock.  Spence Limited, L.P. might also dispose of any or all of the shares of common stock held by it, although it currently does not intend to do so.  Except as noted in this Schedule 13D, neither Spence Limited, L.P., Financial Junk, LLC, Mr. John Wilson Spence III or Mr. Gerald Bruner has any plans or proposals relating to, or that could result in, any of the matters set forth in paragraphs (b) through (j) inclusive, of Item (4) of Schedule 13D.

Item 5.            Interest in Securities of the Issuer.

(a)                    The aggregate number of shares of the common stock of Michigan Community Bancorp Limited beneficially owned by Spence Limited, L.P., Financial Junk, LLC, Mr. Spence, and Mr. Bruner for the purposes of this Statement is 110,290 shares representing approximately 9.0% of the outstanding shares of common stock of Michigan Community Bancorp Limited.

(b)     (i)            The number of shares of the common stock of Michigan Community Bancorp Limited as to which Spence Limited, L.P. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Michigan Community Bancorp Limited as to which Spence Limited, L.P. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 110,290 shares of the common stock.

         (ii)            The number of shares of the common stock of Michigan Community Bancorp Limited as to which Financial Junk, LLC. has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Michigan Community Bancorp Limited as to which Financial Junk, LLC. has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 110,290 shares of the common stock.

         (iii)            The number of shares of the common stock of Michigan Community Bancorp Limited as to which Mr. Spence has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Michigan Community Bancorp Limited as to which Mr. Spence has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 110,290 shares of the common stock.

          (iv)            The number of shares of the common stock of Michigan Community Bancorp Limited as to which Mr. Bruner has sole power to vote or to direct the vote or sole power to dispose or to direct the disposition of is 0 shares of the common stock.  The number of shares of the common stock of Michigan Community Bancorp Limited as to which Mr. Bruner has shared power to vote or to direct the vote or shared power to dispose or to direct the disposition of is 110,290 shares of the common stock.

(c)                    Spence Limited, L.P. made the following purchases of Michigan Community Bancorp Limited common stock:  All acquisitions of common stock reported herein were made in open market transactions on the OTC Bulletin Board.

Date

Number of Shares

		Price Per Share($)	Total Cost($)
11/02/00	500	6.604	3,301.85
11/10/00	990	5.819	5,761.23
11/24/00	500	5.389	2,694.35
11/28/00	800	6.065	4,852.00
12/07/00	1,500	6.064	9,095.75
12/08/00	1,200	5.939	7,127.00
12/12/00	900	5.877	5,289.50
12/12/00	1,000	5.875	5,875.00
12/15/00	19,379	6.486	125,698.07
1/02/01	1,500	5.751	8,627.00
1/04/01	500	5.817	2,908.25
6/20/01	10,000	5.250	52,500.00
9/19/01	4,500	4.350	19,575.00
10/02/01	900	4.110	3,699.00
10/03/01	1,900	3.900	7,410.00
12/18/01	1,500	4.100	6150.00
12/20/01	500	4.100	2,050.00
12/20/01	611	4.00	2,444.00
2/26/02	1,000	4.00	4,000.00
10/10/02	4,000	4.180	16,720.00
11/11/02	1,310	4.210	5,510.00
9/09/03	1,200	3.104	3,724.95
10/10/03	2,100	3.500	7,350.00
11/06/03	2,500	3.630	9,075.00
11/17/03	52,000	3.820	198,640.00

            Total Shares              112,790                      Total Cost                 $520,083.05

            On November 18, 2003, Mr. Spence directed the sale of 2,500 of the 112,790 shares of the common stock of Michigan Community Bancorp Limited beneficially owned by the filing persons through an open market transaction on the OTC Bulletin Board.  The Filing Persons received proceeds of $3.820 per share for a total consideration of $9,550.00.  The Filing Persons still beneficially own 110,290 shares of the common stock of Michigan Community Bancorp Limited.

(d)                    Not Applicable

(e)                    Not Applicable

Item 6.            Contracts, Arrangements, Understandings or Relationships With respect to Securities of the Issuer.

                        Other than the Joint Filing Agreement among the Filing Persons filed as Exhibit A to this filing, and the Letter Agreement between John Wilson Spence III and Financial Junk, LLC, dated as of June 30, 2001, filed as Exhibit B to this filing, which gives Mr. Spence the authority to vote in person or by proxy all securities held by Financial Junk, LLC, and except as otherwise may be disclosed herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of Michigan Community Bancorp Limited, including but not limited to transfer or voting of any of the securities, finders’ fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or losses, or the giving or withholding of proxies.  As a general partner of Spence Limited, L.P., Financial Junk, LLC is entitled to an allocation of a portion of Spence Limited, L.P.’s profits and a management fee based upon a percentage of total partnership capital.

Item 7.            Material to be Filed as Exhibits.

                       99.1     Joint Filing Agreement

                       99.2     Investment Management Agreement

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SPENCE LIMITED, L.P.
Date: November 20, 2003	By: /s/Gerald J. Bruner Gerald J. Bruner, Manager, Financial Junk, LLC, General Partner
JOHN WILSON SPENCE III
Date: November 20, 2003	By: /s/John Wilson Spence III John Wilson Spence III, Individual
GERALD J. BRUNER
Date: November 20, 2003	By: /s/Gerald J. Bruner Gerald J. Bruner, Individual

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)